UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q
☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For the year ended Jdecember 31, 2018.
☐	Transition Report on Form 10-K.
☐	Transition Report on Form 20-F.
☐	Transition Report on Form 11-K.
☐	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KALLO INC.
Full Name of Registrant

000-53183
SEC File Number

255 Duncan Mill Road, Suite 504
Toronto, Ontario
Canada   M3B 3H9
(Address of principal executive office, including zip)

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report of Form 10-Q, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

On May 7 2019, we received the resignation of our principal independent accountant, Malone Bailey, LLP. MaloneBailey has served as our principal independent accountant for the prior fiscal years since  2014. The principal independent accountant's report issued by MaloneBailey, LLP for either of the years ended December 31, 2016 and December 31, 2017 did not contain any adverse opinion or disclaimer of opinion and it was not modified as to uncertainty, audit scope, or accounting principles except for an explanatory paragraph regarding our ability to continue as a going concern. We are currently in the process of engaging new auditors.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

John Cecil
(416) 444-3900

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports. The Form 10-K for the annual report on December 31, 2018 and the Form 10-Q for the period ended March 31, 2019.

Yes            [   ]                          No            [ x ]

3.
Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes            [   ]                          No            [ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kallo Inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of August, 2019.

KALLO INC.
(the "Registrant")

BY:	JOHN CECIL
John Cecil
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and a Chairman of the Board of Directors